EXHIBIT 99.1

TRX Gold Announces Preliminary Q4 2025 Results

Record Q4 Sets the Stage for Next Phase of Growth

TORONTO, Oct. 08, 2025 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce preliminary results for Q4 20251.

  Record quarterly production and sales: In Q4 2025, the Company achieved record production and sales of 6,404 and 6,977 ounces of gold respectively, a 37% increase in production over Q3 2025.
  Record gold price realization: Benefited from an average market price for gold of approximately $3,350 per ounce in Q4 2025 and $2,973 for F2025.
  Record gold pours and continued strong production: Achieved two record gold pours, including 806 ounces at the end of August 2025 followed by another record gold pour of 1,018 ounces of gold in September 2025. Strong production continued into September 2025 with monthly production of 2,510 ounces of gold.
  Significantly improved working capital ratio: The Company’s adjusted working capital ratio has turned positive, improving from approximately 0.8 on May 31, 2025, to approximately 1.2 on August 31, 2025. As of August 31, 2025, the Company’s cash balance was approximately $7.8 million, an increase in net cash of approximately $1.2 million from Q3 2025. The Company also fully repaid its short-term borrowings of approximately $3.0 million.
  Significant Increase in Run of Mine Stockpile: The Company continued to invest in mine infrastructure and development, mill optimizations, tailings storage facility expansions, supplies inventory and run of mine (ROM) stockpile inventory. The ROM stockpile has grown from approximately 9,275 ounces of contained gold at May 31, 2025, to an estimated 15,162 ounces of contained gold as at August 31, 2025.
  Next expansion and optimization have commenced: The Company is currently in the process of optimizing and expanding the processing plant in line with the robust Preliminary Economic Assessment (PEA) filed in Q3 2025. During Q4 2025, the Company commenced the procurement process on several near-term plant enhancements to improve gold recoveries, including downpayments for the addition of a thickener (to improve gold concentration), upgrades to the elution plant/gold room (to improve carbon activity and to reduce gold solution losses), and added slurry oxidation capacity through improved air blowers and oxygen dispersion. The Company is also performing ongoing analytical and metallurgical test work to finalize the addition of a flotation circuit (to improve mineral separation to facilitate higher recovery) as well as the addition of a Semi Autogenous Grind Mill and new crushing circuit (including a new jaw crusher, conveyor and ancillary Carbon-in-Leach tanks) as part of the longer-term plan to expand the plant to 3,000+ tonnes per day as outlined in the PEA.

Stephen Mullowney, TRX Gold CEO commented: “We’re very pleased with the positive trajectory and record gold production achieved at Buckreef Gold this quarter as the Company benefited from access to higher grade ore following successful completion of our scheduled strip campaign earlier in the year. The production rate improved over the course of the year as planned and the Company demonstrated leverage to record gold price levels significantly improving its working capital position in Q4 2025, while continuing to invest in the future growth and development of Buckreef Gold. Our short-to-medium term priorities remain the same - continue to expand and upgrade processing capacity in line with our PEA, continue advancing exploration in key areas, and strengthen our liquidity. Importantly, as organically funded growth continues at Buckreef, we are feeling confident where the business is positioned during this point in the commodity cycle.”

TRX Gold will provide additional discussion and analysis regarding its Q4 2025 and F2025 production, sales and financial results when the Company reports its audited financial statements and Management’s Discussion and Analysis in late November 2025. Financial figures quoted throughout this press release are preliminary in nature, unaudited and subject to change.

Endnotes

Adjusted working capital ratio is defined as current assets divided by current liabilities after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue.

About TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and 2,000 tonnes per day process plant with upside potential demonstrated in the May 2025 Preliminary Economic Assessment (the “PEA”). The PEA outlines average gold production of 62,000 oz per annum over 17.6 years, and US$701 million pre-tax NPV5% at average life of mine gold price of US$2,296/oz. The Buckreef Gold Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes (“MT”) at 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces (“oz”) of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

Qualified Person

Mr. Richard Boffey, BE Mining (Hons) F AusIMM, Chief Operating Officer of TRX Gold Corporation, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

For investor or shareholder inquiries, please contact:

Investor Relations
IR@TRXgold.com
+1-437-224-5241
+1 844 GOLD TRX (844-465-3879)
www.TRXgold.com

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements and the preliminary data included in this press release are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the preliminary data and forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results from operations, exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on the Buckreef Gold Project (“Buckreef Gold”) titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania (“PEA”) with an effective date of April 15, 2025. The PEA was prepared in accordance with NI 43-101 guidelines by P&E Mining Consultants Inc. (“P&E”). Input to this PEA was also provided by D.E.N.M. Engineering Ltd. (“D.E.N.M.”). The information contained herein is subject to all of the assumptions, qualifications and procedures set out in, and is qualified in its entirety by reference to the full text of, the PEA and reference should be made to the full details of the PEA which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

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1 TRX Gold will provide additional discussion and analysis regarding its Q4 2025 and F2025 production, sales and financial results when the Company reports its audited financial statements and Management’s Discussion and Analysis in late November 2025. Financial figures quoted throughout are preliminary in nature, unaudited and subject to change.